EXHIBIT 99.8

March 16, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2020 of FSD Pharma Inc. (the "Company") of our report dated March 15, 2021 relating to the consolidated financial statements of the Company as at December 31, 2020 and 2019 and for each of the years then ended (the "Report"). We also consent to the incorporation by reference of the Report in the Registration Statement on Form F-10 (No. 333-236780) of the Company.

/s/ MNP LLP
MNP LLP Toronto, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants